Exhibit (h)(27)

[MERITAGE LETTERHEAD]

November 14, 2016

Mr. Jeremy O. May
President and Chairman
ALPS Series Trust
1290 Broadway, Suite 1100
Denver, CO  80203

Re:	ALPS Series Trust (the “Trust”) – Insignia Macro Fund (the “Fund”)

Dear Mr. May:

This letter confirms the agreement of Meritage Capital, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Fund.

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Distribution and Service (12b-1) Fees, Shareholder Service Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of 1.75% through January 31, 2018.  The Adviser will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess.  If applicable, the waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 1, 2017 and shall continue at least through January 31, 2018.

The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this agreement or in previous letter agreements.  Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the end of the fiscal year in which the fees or expenses were deferred.

MERITAGE CAPITAL, LLC

By:	/s/ Tina Badciong
Name:	Tina Badciong
Title:	CFO

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

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